Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Alternext – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 22 - 2008

OCTOBER 27, 2008
FOR IMMEDIATE RELEASE

INFILL DRILLING CONFIRMS THICKNESS OF 20 TO 60 METRES AT JOANNA GOLD PROJECT

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to provide a progress report on the drilling activities at its Joanna Gold Project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

To date, three hundred ninety-seven (397) holes totalling 118,600 metres have been completed by Aurizon at Joanna, with the objective of confirming results from previous drilling and to extend the mineralized zones.  Results from two hundred eighty-two (282) holes have been previously released, and results from thirty-eight (38) holes are included in this release.  Results are currently pending for seventy-seven (77) holes.

Drilling completed to date intersected one to three mineralized intersections along the main zones.  Combined and continuous thicknesses average between 20 and 60 metres for the whole extension of the Hosco Zone using a cut off grade of 0.5 grams of gold per tonne over 5 metres.  Thicknesses can reach 80 metres locally, plunging steeply to the west.

“We are pleased to report that the infill drilling program is on schedule to provide an updated resource model and mineral resource estimate.  The total width of the zone is now defined by a stacking of up to three mineralized lenses within the proposed pit contour.” said Martin Demers, Exploration Manager of Aurizon.

Results of three (3) typical holes are as follows:

		Mineralized Intersections
Hole	East	From	To	Gold grade	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)
JA-08-306	8401	19.5	43.5	0.8	22.0	N
		88.5	124.5	1.6	33.0	S
					55.0
JA-08-311	8426	30.0	48.0	0.9	17.6	N
		84.0	93.0	1.0	8.8	S
		103.5	123.0	1.1	19.1	S
					45.5
JA-08-322	9000	114.0	175.5	1.6	55.3	S

Results of thirty-five (35) holes with grades above 1 gram of gold per tonne are indicated on detailed tables attached to this news release.  Another table presents distinct 1.3 to 1.5 metres intervals returning more than 10 grams per tonne.  Three (3) of the holes had grades below 1.0 grams of gold per tonne, and, as a result, were not included in the table.  A sketch showing the location of holes with intersections with grades above 1 gram of gold per tonne over more than 22 metres, or equivalent metal factor (grade X true width) is attached to this release.

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres At Joanna Gold Project

Hosco Zone

Infill drilling is performed on a 25 metre by 25 metre spacing within the core of the areas previously known as the Hosco Zone as defined by BBA in their Preliminary Assessment Report dated May 22, 2008, (available under the Company’s profile at www.sedar.com.)  In this area, gold mineralization is located within two lenses located on both sides of the Cadillac break both dipping 55 degrees to the North. The South Zone, extending for more than 800 metres, corresponds to the entire length of the deposit. The North Zone is restricted to an extension of 400 metres. All the infill drilling was successful in intersecting mineralization above cut off parameters defined by the Preliminary Assessment report.

The drilling results confirm the continuity of the zones.  Historically, holes drilled by previous owners were only partially assayed for intersections containing visible veinlets.  Recent experience gained by Aurizon indicates that a more systematic assaying of the drill core can extend the width of the mineralized zone.

Preliminary Assessment Report

The BBA Preliminary Assessment Report concluded that based upon the September 2007 mineral resources estimate for the East block (Hosco) above the 200 metre level, the project is potentially feasible as a stand alone open-pit mine operation and recommended that additional work be undertaken to advance the project to the pre-feasibility stage.  In addition, the report provided guidelines on the environmental risks.

Based on the preliminary pit optimization studies and mine design in the report, the diluted in pit resources contained in the detailed pit design amounts to 9.08 million tonnes in the indicated mineral resource category and 9.07 million tonnes in the inferred mineral resource category at a combined average grade of 1.5 grams of gold per tonne, based on a cut-off grade of 0.5 grams of gold per tonne.  The overall life of mine stripping ratio is estimated at 3.4 tonnes of waste per tonne of ore, with an inter-ramp pit slope of 55 degrees.  Total metal recovered is estimated at 653,000 ounces of gold assuming a mill recovery of 77%.

The Preliminary Assessment Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that the preliminary assessment will be realized.

Outlook

Based on current results, the infill drilling program has been extended and is now expected to be completed, later in the fourth quarter, 2008.  Aurizon expects to receive an updated resource estimate on the Joanna Gold Project early in 2009, and has appointed BBA to prepare the pre-feasibility study upon completion of the updated resource estimate.  Roche Ltd. has been appointed to complete the required environmental studies.  The pre-feasibility study will include the results of the expanded drill program, resource modelling and the metallurgical testwork that is presently in progress.

The completion of the infill drilling program is an important element in the preparation of the pre-feasibility study.  Following the infill drilling program, Aurizon intends to resume its exploration drilling activities, testing the dip extension below 700 metres, and geophysical and geochemical targets outside of the main orebody, including the recently optioned Alexandria property located along the eastern extension of the Joanna deposit.

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres at Joanna Gold Project

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition. Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse reject are carried out on approximately 10% of samples. For additional information on Quality Assurance and Quality control (“QA/QC”), refer to the previously mentioned Preliminary Assessment Report.  Exploration primary assaying was performed at ALS Chemex of Val d’Or and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.   ALS Chemex is a fully accredited laboratory under ISO 9001-2000 standards, and Laboratoire d’Analyse Bourlamaque is in the process of obtaining ISO-9001-2000 certification.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, an appropriately qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Additional Information

One sketch is attached showing the Joanna area.  Detailed results from the additional holes drilled are reported in separate tables.  All other information previously released on the Joanna Gold Project is also available on the Aurizon website.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Alternext (formerly the American Stock Exchange or AMEX) under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Jen Power: jpower@renmarkfinancial.com
Media: Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres at Joanna Gold Project

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding estimated mineral resources, anticipated effect of recent drilling results on the Joanna Gold project, a preliminary assessment, timing of a pre-feasibility study, and future work programs.  Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results and the Company does not intend, and does not assume any obligation to update these forward-looking statements. Forward-looking statements are based on certain assumptions, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in the technical report for the property, and involve risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres At Joanna Gold Project

High grade
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-305	8401	154.5	156.0	26.4	1.5	1.5	S
JA-08-316	9050	160.5	162.0	148.0	1.5	1.3	S
JA-08-318	8451	165.0	166.5	23.6	1.5	1.4	S
JA-08-319	9025	91.5	93.0	12.2	1.5	1.5	S
JA-08-323	8475	85.5	87.0	39.7	1.5	1.5	S

Infill North Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-281	9300	94.1	100.1	1.1	6.0	5.0	N
JA-08-287	8350	33.0	58.5	1.0	25.5	23.1	N
JA-08-288	8350	36.0	45.0	1.0	9.0	8.8	N
		56.3	61.4	1.1	5.1	5.0	N
JA-08-291	8325	21.0	27.0	1.0	6.0	5.6	N
JA-08-292	8325	24.0	31.5	1.2	7.5	6.3	N
JA-08-301	8275	48.0	52.5	1.9	4.5	4.4	N
JA-08-312	Assay pending
JA-08-313	Assay pending
JA-08-318	8451	12.0	25.5	1.3	13.5	12.3	N

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 - 60 Metres At Joanna Gold Project

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metre)	(grams/tonne)	(metres)	(metres)
JA-08-262	8775	199.5	222.0	2.1	22.5	17.8	S
		inc.	204.0-205.5	17.7	1.5	1.2
JA-08-281	9300	159.0	165.0	1.2	6.0	5.1	S
		300.3	306.0	2.4	5.9	5.0	S
		inc.	304.5-306.0	9.0	1.5	1.3
JA-08-286	9200	75.0	99.0	1.2	24.0	21.8	S
JA-08-287	8350	124.5	141.0	1.2	16.5	14.9	S
JA-08-289	9175	96.0	102.0	1.6	6.0	5.8	S
JA-08-291	8325	112.5	118.5	2.4	6.0	5.6	S
JA-08-292	8325	123.0	130.5	1.2	7.5	6.3	S
		177.0	183.0	1.0	6.0	5.1	S
JA-08-293	8325	138.0	144.7	1.3	6.7	5.0	S
JA-08-294	9150	94.5	114.0	1.0	19.5	18.9	S
		135.0	144.0	1.0	9.0	8.7	S
JA-08-295	9150	112.5	121.5	1.2	9.0	8.1	S
		160.5	172.5	1.6	12.0	10.9	S
		184.5	190.0	1.7	5.5	5.0	S
JA-08-296	9152	150.1	156.0	1.3	5.9	5.0	S
JA-08-297	8375	87.0	97.5	1.8	10.5	10.3	S
		104.4	109.5	1.5	5.1	5.0	S
JA-08-298	8375	94.5	105.0	1.3	10.5	9.6	S
JA-08-299	9226	73.5	88.5	1.2	15.0	14.7	S
		189.9	195.0	2.4	5.1	5.0	S
		inc.	192.0-193.5	8.2	1.5	1.5
JA-08-300	9226	73.5	79.3	1.7	5.8	5.0	S
		88.5	103.5	1.0	15.0	12.9	S
JA-08-302	8275	121.5	129.0	1.5	7.5	6.6	S
JA-08-303	9276	75.0	88.5	1.0	13.5	13.3	S
JA-08-305	8401	91.5	97.5	2.2	6.0	5.9	S
		103.5	121.5	1.4	18.0	17.5	S

		154.5	156.0	26.4	1.5	1.5	S
JA-08-306	8401	88.5	124.5	1.6	36.0	33.0	S
		inc.	91.5-93.0	7.4	1.5	1.4
JA-08-307	8401	93.0	103.5	1.0	10.5	9.0	S
		163.5	169.5	2.3	6.0	5.1	S
		inc.	168.0-169.5	7.3	1.5	1.3
JA-08-308	9125	81.0	94.5	1.5	13.5	13.1	S
		114.9	120.0	1.9	5.1	5.0	S
		126.0	132.0	1.1	6.0	5.8	S
JA-08-309	9126	142.5	151.5	1.1	9.0	8.3	S
		160.5	166.0	1.3	5.5	5.0	S

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres At Joanna Gold Project

Infill South Zone
			Mineralized Intersections
Hole	East	From	To	Gold grade	Length along the hole	True width	Zone
	(metres)	(metres)	(metres)	(grams/tonne)	(metres)	(metres)
JA-08-310	Assay pending
JA-08-311	8426	84.0	93.0	1.0	9.0	8.8	S
		103.5	123.0	1.1	19.5	19.1	S
JA-08-312	Assay pending
JA-08-313	Assay pending
JA-08-314	9050	40.5	45.6	1.0	5.1	5.0	S
		54.0	61.5	1.2	7.5	7.4	S
		103.5	118.5	2.0	15.0	14.8	S
JA-08-315	9050	58.5	64.5	2.5	6.0	5.5	S
		inc.	60.0-61.5	7.0	1.5	1.4
		108.0	120.0	1.0	12.0	11.1	S
JA-08-316	9050	129.0	144.0	1.4	15.0	12.8	S

		160.5	162	148.0	1.5	1.3	S
JA-08-317	8451	63.0	82.5	1.2	19.5	19.2	S
		87.0	100.5	1.1	13.5	13.3	S
		114.0	119.1	1.2	5.1	5.0	S
JA-08-318	8451	70.5	79.5	1.6	9.0	8.3	S
		165.0	170.4	6.9	5.4	5.0	S
		165.0	166.5	23.6	1.5	1.4	S
JA-08-319	9025	78.0	83.1	2.0	5.1	5.0	S
		91.5	96.6	3.8	5.1	5.0	S

		124.5	150.0	1.4	25.5	25.2	S
JA-08-320	9026	85.5	91.5	1.5	6.0	5.6	S
		108.0	139.5	1.0	31.5	29.3	S
		148.5	159.0	1.9	10.5	9.8	S
JA-08-321	9000	81.0	91.5	1.1	10.5	10.4	S
		102.0	108.0	1.0	6.0	5.9	S
		114.0	148.5	1.0	34.5	34.1	S
JA-08-322	9000	114.0	175.5	1.6	61.5	55.3	S
JA-08-323	8475	36.0	41.1	1.0	5.1	5.0	S
		60.0	72.0	1.3	12.0	11.7	S
		79.5	90.0	6.7	10.5	10.2	S
		85.5	87.0	39.7	1.5	1.5	S
		106.5	117.0	2.5	10.5	10.2	S

Aurizon Mines Ltd.
News Release – October 27, 2008
Infill Drilling Confirms Thickness of 20 to 60 Metres At Joanna Gold Project

AURIZON MINES LTD.
JOANNA PROJECT (QUEBEC)
Composite Longitudinal Section
October 27, 2008
8500E
9000E
9500E
5010m
4700m
4400m
1.0/23.1
1.6/33.0
1.0/34.1
1.0/29.3
1.4/25.2
1.6/55.3
1.2/21.8
2.1/17.8
inc. 17.7/1.2
Diabase Dyke
New hole reported
North zone
South zone
125
1.0/23.1 =g/t Au/m (true width)
Only intervals above 1 g/t over 22 metres or more are shown on this sketch
0 100m
Indicated Resources : 210,000 oz
Inferred Resources : 263,000 oz
5 km
Indicated Resources : 420,000 oz
Inferred Resources : 1,150,000 oz
Joanna
Isocontour Legend
(zone - true width)
0-30m
30-50m
50-110m
Diabase Dyke
4700m
4400m
Indicated Resources
Inferred Resources
Past Production
Existing Infrastructure
Pit Contour

Reference: News Release Issue: No. 22-2008